UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

PARTNERS GROUP PRIVATE EQUITY (MASTER FUND), LLC

(Name of Subject Company (Issuer))

PARTNERS GROUP PRIVATE EQUITY (MASTER FUND), LLC

(Name of Filing Person(s) (Issuer))

LIMITED LIABILITY COMPANY INTERESTS
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Robert M. Collins

Partners Group Private Equity (Master Fund), LLC

1114 Avenue of the Americas, 37th Floor

New York, NY 10036

(212) 908-2600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Filing Person(s))

With a copy to:
Joshua B. Deringer, Esq.

Faegre Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103-6996

(215) 988-2700

July 30, 2024

(Date Tender Offer First Published,
Sent or Given to Security Holders)

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third-party tender offer subject to Rule 14d-1.

[X]	issuer tender offer subject to Rule 13e-4.

[ ]	going-private transaction subject to Rule 13e-3.

[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [   ]

Item 1.	SUMMARY TERM SHEET.

●	Partners Group Private Equity (Master Fund), LLC (the “Fund”) is offering to purchase Units (as defined below) in the Fund (the “Offer”) in an amount up to $756,600,000 of the net assets of the Fund from members of the Fund (the “Members”) at their net asset value (that is, the value of the Fund’s total assets minus its total liabilities, including accrued fees and expenses, including any incentive fee, multiplied by the proportionate interest in the Fund a Member desires to tender, after giving effect to all allocations) calculated as of the Valuation Date (as defined below), less any Early Repurchase Fee (as defined below) due to the Fund in connection with the repurchase. As used in this Schedule TO, the term “Unit” or “Units” refers to the limited liability company interests in the Fund or portions of interests that constitute the class of security that is the subject of the Offer, and includes all or any portion of a Member’s Units as the context requires. Members that desire to tender a Unit for purchase must do so by 11:59 p.m., Eastern Time on August 26, 2024 (the “Initial Notice Due Date”), subject to any extension of the Offer made in the absolute discretion of the Fund’s Board of Managers. The later of the Initial Notice Due Date or the latest time and date that the Fund designates as the deadline and expiration date for Members to tender a Unit for purchase is called the “Notice Due Date,” and is the date upon which the Offer expires. The net asset value of Units will be calculated for this purpose as of September 30, 2024, or at a later date determined by the Fund if the Offer is extended (in each case, the “Valuation Date”).

●	The Fund reserves the right to adjust the Valuation Date to correspond with any extension of the Offer. The Fund will review the net asset value calculation of the Units during the Fund’s audit for the fiscal year ending on or after the Valuation Date, which the Fund expects will be completed within 60 days of the fiscal year-end, and that net asset value will be used to determine the final amount paid for tendered Units. Since the Fund’s current fiscal year will end on March 31, 2025, the Fund expects that the audit will be completed by the end of May 2025.

●	A Member may tender all its Units or a portion of its Units. A Member who wishes to tender a portion of its Units will be able to instruct a partial tender expressed either as a specific dollar value or as a percentage of Units held. If a Member tenders some of its Units in an amount that would cause the Member’s remaining Units to have a NAV of less than $25,000 with respect to Class A Units or to have a NAV of less than $100,000 with respect to Class I Units, the Board of Managers reserves the right to reduce the amount to be repurchased from the Member so that the required minimum investment is maintained or to repurchase the remainder of the Member’s Units in the Fund. See Item 4(a)(1)(ii).

●	A Member who tenders Units prior to holding such Units for 12 consecutive months may be subject to an “Early Repurchase Fee” payable to the Fund equal to 2.00% of the amount requested to be purchased, to be netted against withdrawal proceeds.

●	Partial Units will be repurchased on a “first in-first out” basis (i.e., the portion of the Unit repurchased will be deemed to have been taken from the earliest capital contribution made by such Member (adjusted for subsequent appreciation and depreciation) until that capital contribution is decreased to zero, and then from each subsequent capital contribution made by such Member (as adjusted) until such capital contribution is decreased to zero).

●	If a Member tenders its Units and the Fund purchases those Units, the Fund will issue the Member a non-interest bearing, non-transferable promissory note (the “Note”) entitling the Member to receive an amount equal to the unaudited net asset value of the Units tendered (valued according to the Fund’s Limited Liability Company Agreement dated as of December 31, 2016 (as it may be amended, modified or otherwise supplemented from time to time, the “LLC Agreement”)) determined as of the Valuation Date.

●	The Note will entitle the tendering Member to receive an initial payment in cash (valued according to the LLC Agreement equal to at least 95% of the unaudited value of the Units tendered by the Member that is accepted for purchase by the Fund (the “Initial Payment”). The Fund may take up to 20 business days after October 1, 2024, or a later date determined by the Fund if the Offer is extended (in each case, the “Repurchase Date”) to make the Initial Payment; provided that, if the Fund elects to liquidate Fund investments in order to finance the repurchase of Units, the Fund is entitled to postpone the payment in respect of any Note delivered thereto until ten business days after the Fund has received at least 95% of the aggregate amount anticipated to be received through pending liquidations of Fund investments in order to finance repurchases of Units. In no event will the Initial Payment be made later than the 65th day following the Notice Due Date.

●	The Note will also entitle a tendering Member to receive a contingent payment (the “Post-Audit Payment”) equal to the excess, if any, of (1) the aggregate value of the repurchased Units as of the Valuation Date (as it may be adjusted based upon the next annual audit of the Fund’s financial statements), less any Early Repurchase Fee due to the Fund in connection with the repurchase, over (2) the Initial Payment. The Post-Audit Payment will be payable promptly after the completion of the Fund’s next annual audit. Final adjustments of payments in connection with the repurchased Units generally will be made promptly after the completion of the annual audit of the Fund. Proceeds of the Initial Payment and the Post-Audit Payment, if applicable, will be wire-transferred directly to an account designated by the Member. The Note will be held by State Street Bank and Trust Company on the Member’s behalf. Upon a written request by a Member to State Street Bank and Trust Company, State Street Bank and Trust Company will mail the Note to the Member at the address of the Member as maintained in the books and records of the Fund. See Item 4(a)(1)(ii).

●	The Offer is being made to all Members of the Fund and is not conditioned on any minimum amount of Units being tendered. If the Fund accepts the tender of the Member’s Units, the Fund will make payment for Units it purchases from one or more of the following sources: cash on hand, proceeds from the sale of securities held by the Fund, withdrawal proceeds from investment funds in which the Fund invests, or borrowings. The purchase amount will be paid entirely in cash, less any Early Repurchase Fee due to the Fund in connection with the repurchase. See Item 4(a)(1)(ii).

●	Members that desire to tender a Unit for purchase must do so by 11:59 p.m., Eastern Time, on August 26, 2024 (or if the Offer is extended, by any later Notice Due Date), at which time the Offer is scheduled to expire. Until the Notice Due Date, Members have the right to change their minds and withdraw any tenders of their Units. Units withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Due Date by following the tender procedures described herein. If the Fund has not yet accepted a Member’s tender of a Unit on or prior to September 24, 2024 (i.e., the date 40 business days from the commencement of the Offer), a Member will also have the right to withdraw its tender of its Unit after such date. See Item 4(a)(1)(vi).

●	If a Member that is not a client of Merrill Lynch, Pierce, Fenner & Smith, Incorporated (“Merrill Lynch”) would like the Fund to purchase all its Units or any portion of its Units, it should complete, sign and either (i) mail or otherwise deliver a Letter of Transmittal to State Street Bank and Trust Company, Attention: Partners Group Private Equity (Master Fund), LLC, 1776 Heritage Drive, Mailstop JAB0340, North Quincy, MA 02171; or (ii) fax it to State Street Bank and Trust Company at (617) 937-3051, Attention: Partners Group Private Equity (Master Fund), LLC, so that it is received before 11:59 p.m., Eastern Time, on August 26, 2024. If a Member that is a client of Merrill Lynch would like the Fund to purchase some or all of its Units, it should contact its Merrill Lynch Financial Advisor (“Merrill FA”), who will enter the order and send the Member a customized tender offer form for its account. The Member should complete, sign and deliver the tender offer form to its Merrill FA so that it is received before 11:59 p.m., Eastern Time, on August 26, 2024. Members that are clients of certain other financial advisers may be provided by their financial advisers with a customized tender offer form. If a Member is a client of such a financial adviser, a sample of the tender offer form is included in the Member’s Offer materials, which is for reference only. The tender offer form used for the Member’s account will need to be signed and returned to the Member’s financial adviser in good order. Upon receiving signed documentation, the financial adviser will submit the form for processing. The financial adviser must submit the form before 11:59 p.m., Eastern Time, on August 26, 2024. See Item 4(a)(1)(vii). The value of the Units may change between May 31, 2024 (the date as of which the net asset value information reported herein was calculated) and the Valuation Date, the date as of which the value of the Units being purchased will be determined. See Item 2(b). Members desiring to obtain the estimated net asset value of their Units, which the Fund will calculate from time to time based upon the information the Fund receives from the portfolio managers of the investment funds in which it invests, may contact State Street Bank and Trust Company at (888) 977-9790 or at the address listed on the first page of the Letter of Transmittal, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).

Please note that just as each Member has the right to withdraw its tender prior to the Notice Due Date, the Fund has the right to cancel, amend or postpone the Offer at any time before the Notice Due Date. Also realize that although the Offer is scheduled to expire on August 26, 2024, a Member that tenders all its Units will remain a Member of the Fund through the Repurchase Date, notwithstanding the Fund’s acceptance of the Member’s Units for purchase.

Item 2.	ISSUER INFORMATION.

(a)  The name of the issuer is “Partners Group Private Equity (Master Fund), LLC”. The Fund is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end, non-diversified management investment company, and is organized as a Delaware limited liability company. The principal executive office of the Fund is located at 1114 Avenue of the Americas, 37th Floor, New York, New York, 10036 and its telephone number is (212) 908-2600.

(b)  The title of the securities that are the subject of the Offer is “limited liability company interests,” or portions thereof, in the Fund. As of the close of business on May 31, 2024, the net asset value of the Fund was $15,130,872,734.51. Subject to the conditions set out in the Offer, the Fund will purchase Units in an amount up to $756,600,000 of the net assets of the Fund that are tendered by and not withdrawn by Members as described above in Item 1.

(c)  There is no established trading market for the Units, and any transfer of a Unit is strictly limited by the terms of the LLC Agreement.

Item 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

The name of the filing person (i.e., the Fund and the subject company) is “Partners Group Private Equity (Master Fund), LLC”. The Fund’s principal executive office is located at 1114 Avenue of the Americas, 37th Floor, New York, New York, 10036 and the telephone number is (212) 908-2600. The investment manager of the Fund is Partners Group (USA) Inc. (the “Adviser”). The principal executive office of the Adviser is located at 1114 Avenue of the Americas, 37th Floor, New York, New York, 10036. The managers on the Fund’s board of managers (the “Board of Managers”) are Lewis R. Hood, Jr., James F. Munsell, Stephen G. Ryan and Robert M. Collins. The address for the Board of Managers is c/o Partners Group Private Equity (Master Fund), LLC at 1114 Avenue of the Americas, 37th Floor, New York, New York, 10036.

Item 4.	TERMS OF THE TENDER OFFER.

(a)(1) (i)       Subject to the conditions set out in the Offer, the Fund will purchase Units in an amount up to approximately 5.00% of the net assets of the Fund that are tendered by Members by 11:59 p.m., Eastern Time, on August 26, 2024 (or if the Offer is extended, by any later Notice Due Date) and not withdrawn as described in Item 4(a)(1)(vi).

(ii)    The value of the Units tendered to the Fund for purchase will be based on the net asset value as of the close of business on September 30, 2024, or, if the Offer is extended, as of any later Valuation Date after the reduction for all fees, including any Early Repurchase Fee due to the Fund in connection with the repurchase, any required tax withholding and other liabilities of the Fund to the extent accrued or attributable to the Unit or portion thereof being repurchased. See Item 4(a)(1)(v) below.

A Member may tender all its Units or a portion of its Units. A Member who wishes to tender a portion of its Units will be able to instruct a partial tender expressed either as a specific dollar value or as a percentage of Units held. If a Member tenders some of its Units in an amount that would cause the Member’s remaining Class A Units to have a net asset value of less than $25,000, or would cause the Member’s remaining Class I Units to have a net asset value of less than $100,000, the Board of Managers reserves the right to reduce the amount to be repurchased from the Member so that the required minimum investment is maintained or to repurchase the remainder of the Member’s Units in the Fund. Each Member that tenders Units that are accepted for purchase will be given a Note, a non-interest bearing, non-transferable promissory note, promptly after the Notice Due Date. The Note will entitle the Member to be paid an amount equal to the value, determined as of the Valuation Date, of the Units being purchased (subject to adjustment upon completion of the next annual audit of the Fund’s financial statements). The Member will receive the Initial Payment in an amount equal to at least 95% of the unaudited net asset value of the Units tendered and accepted for purchase by the Fund, determined as of the Valuation Date. The Fund may take up to 20 business days after the Repurchase Date to make the Initial Payment; provided that, if the Fund elects to liquidate Fund investments in order to finance the repurchase of Units, the Fund is entitled to postpone the payment in respect of any Note delivered thereto until ten business days after the Fund has received at least 95% of the aggregate amount anticipated to be received through pending liquidations of Fund investments in order to finance repurchases of Units. In no event will the Initial Payment be made later than the 65th day following the Notice Due Date.

The Note will also entitle a tendering Member to receive the Post-Audit Payment, a contingent payment equal to the excess, if any, of (1) the value of the repurchased Units as of the Valuation Date (as it may be adjusted based upon the next annual audit of the Fund’s financial statements), over (2) the Initial Payment. The Post-Audit Payment will be payable promptly after the completion of the Fund’s next annual audit. Final adjustments of payments in connection with the repurchased Units generally will be made promptly after the completion of the annual audit of the Fund. It is anticipated that the annual audit of the Fund’s financial statements will be completed no later than 60 days after the fiscal year-end of the Fund.

The purchase amount will be paid entirely in cash.

(iii)       The Offer is scheduled to expire at 11:59 p.m., Eastern Time, on August 26, 2024. Members that desire to tender a Unit for purchase must do so by that time, unless the Offer is extended in the absolute discretion of the Board of Managers.

(iv)       Not applicable.

(v)        At the absolute discretion of the Board of Managers, the Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is open by notifying Members of such extension. If the Fund elects to extend the tender period, the net asset value of the Units tendered for purchase will be determined at the close of business on a day determined by the Fund and notified to the Members. During any such extension, all Units previously tendered and not withdrawn will remain subject to the Offer. At the absolute discretion of the Board of Managers, the Fund also reserves the right, at any time and from time to time, up to and including the Notice Due Date, to: (a) cancel the Offer in the circumstances set out in Section 8 of the Offer to Purchase dated July 30, 2024, and, in the event of such cancellation, not to purchase or pay for any Units tendered pursuant to the Offer; (b) amend the Offer; and (c) postpone the acceptance of Units. If the Fund determines to amend the Offer or to postpone the acceptance of Units tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify the Members.

(vi)      Until the Notice Due Date, Members have the right to change their minds and withdraw any tenders of their Units. Units withdrawn may be re-tendered, however, provided that such tenders are made before 11:59 p.m., Eastern Time, August 26, 2024 (or, if the Offer is extended, by any later Notice Due Date) by following the tender procedures described herein. Pursuant to Rule 13e-4(f)(2)(ii) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), if the Fund has not yet accepted a Member’s tender of a Unit on or prior to September 24, 2024 (i.e., the date 40 business days from the commencement of the Offer), a Member will also have the right to withdraw its tender of its Units after such date.

(vii)     Members wishing to tender Units pursuant to the Offer should send or deliver a completed and executed Letter of Transmittal to State Street Bank and Trust Company to the attention of Partners Group Private Equity (Master Fund), LLC, at the address set out on the first page of the Letter of Transmittal, or fax a completed and executed Letter of Transmittal to State Street Bank and Trust Company, also to the attention of Partners Group Private Equity (Master Fund), LLC, at the fax number set out on the first page of the Letter of Transmittal. The completed and executed Letter of Transmittal must be received by State Street Bank and Trust Company, either by mail or by fax, no later than 11:59 p.m., Eastern Time, on August 26, 2024 (or if the Offer is extended, by any later Notice Due Date). The Fund recommends that all documents be submitted to State Street Bank and Trust Company by certified mail, return receipt requested, or by facsimile transmission.

Any Member tendering a Unit pursuant to the Offer may withdraw its tender as described above in Item 4(a)(1)(vi). To be effective, any notice of withdrawal must be timely received by State Street Bank and Trust Company at the address or fax number set out on the first page of the Letter of Transmittal. A tender of Units properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. Units withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Due Date by following the tender procedures described above.

(viii)     For purposes of the Offer, the Fund will be deemed to have accepted (and thereby purchased) Units that are tendered if and when it gives written notice to the tendering Member of its election to purchase such Unit.

(ix)       If Units in excess of approximately 5.00% of the net assets of the Fund are duly tendered to the Fund prior to the Notice Due Date and not withdrawn prior to the Notice Due Date, the Fund will in its sole discretion either: (a) accept the additional Units permitted to be accepted pursuant to Rule 13e-4(f)(1)(ii) under the Exchange Act; (b) extend the Offer, if necessary, and increase the amount of Units that the Fund is offering to purchase to an amount it believes sufficient to accommodate the excess Units tendered as well as any Units tendered during the extended Offer; or (c) accept Units tendered before the Notice Due Date and not withdrawn prior to the Notice Due Date for payment on a pro rata basis based on the aggregate net asset value of tendered Units. The Offer may be extended, amended or canceled in various other circumstances described in Item 4(a)(1)(v) above.

(x)       The purchase of Units pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Members that do not tender Units. Members that retain their Units may be subject to increased risks that may possibly result from the reduction in the Fund’s aggregate assets resulting from payment for the Units tendered. These risks include the potential for greater volatility due to decreased diversification. The Fund believes, however, that this result is unlikely given the nature of the Fund’s investment program. A reduction in the aggregate assets of the Fund may result in Members that do not tender Units bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Units are made by new and existing Members from time to time. Payment for Units purchased pursuant to the Offer may also require the Fund to liquidate portfolio holdings earlier than the Fund’s Adviser would otherwise have caused these holdings to be liquidated, potentially resulting in losses or increased investment related expenses.

(xi)        Not applicable.

(xii)      The following discussion is a general summary of the federal income tax consequences of the purchase of Units by the Fund for cash pursuant to the Offer. Members should consult their own tax advisors for a complete description of the tax consequences to them of a purchase of their Units by the Fund pursuant to the Offer.

The repurchase of Units is a taxable event on which a gain or loss may be recognized. The amount of gain or loss is based on the difference between your tax basis in the Units and the amount you receive for them upon disposition, which will include the Initial Payment and the Post-Audit Payment. Generally, you will recognize long-term capital gain or loss if you have held your Units for over twelve months at the time you dispose of them. Gains and losses on Units held for twelve months or less will generally constitute short-term capital gains, except that a loss on shares held six months or less will be recharacterized as a long-term capital loss to the extent of any capital gains distributions that you have received on the shares. A loss realized on a sale or exchange of Units may be disallowed under the so-called “wash sale” rules to the extent the Units disposed of are replaced with other Units within a period of 61 days beginning 30 days before and ending 30 days after the Units are disposed of, such as pursuant to a dividend reinvestment in shares of the Units. If disallowed, the loss will be reflected in an increase to the basis of the Units acquired.

The Fund is required to compute and report your cost basis to the Internal Revenue Service and furnish to you cost basis information when your Units are repurchased. The Fund has elected to use the average cost method unless you instruct the Fund to use a different IRS-accepted cost basis method or choose to specifically identify your Units at the time of each sale or exchange. If you have previously redeemed or sold some of your Units under the average cost method, your ability to elect an alternate method may be limited. Additionally, if your account is held through a broker, custodian or other financial adviser, they may select a different cost basis method. In these cases, please contact your broker, custodian or other financial adviser to obtain information with respect to the available methods and elections for your account. You should carefully review the cost basis information provided by the Fund with your own tax advisor and make any additional basis, holding period or other adjustments that are required when reporting these amounts on your federal and state income tax returns. The Fund is not responsible for the inclusion in cost basis reporting of any amounts paid with respect to your Units other than those received by the Fund, for errors in cost basis reporting provided by your broker, custodian, financial advisor or other intermediary, or for any other adjustments to your basis which the Fund is not required by law to report.

(2)	Not applicable.

(b)  Any Units to be purchased from any officer, manager or affiliate of the Fund will be on the same terms and conditions as any other purchase of Units.

Item 5.	PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

The Fund’s registration statement on Form N-2, filed with the U.S. Securities and Exchange Commission on December 30, 2016 (as it may be amended, modified or otherwise supplemented from time to time, the “Registration Statement”), and the LLC Agreement, each of which was provided to each Member in advance of subscribing for Units, provide that the Board of Managers has the discretion to determine whether the Fund will purchase Units from Members from time to time pursuant to written tenders, and that one of the factors the Board of Managers will consider in making such determination is the recommendations of the Adviser. The Registration Statement also states that the Adviser anticipates recommending to the Board of Managers that the Fund offer to repurchase Units from Members quarterly each year. The Fund commenced operations on July 1, 2009 and has previously made fifty-four offers to purchase Units from Members.

The Fund is not aware of any contract, arrangement, understanding or relationship relating, directly or indirectly, to the Offer (whether or not legally enforceable) between: (i) the Fund, the Adviser or members of the Board of Managers or any person controlling the Fund, the Adviser or Board of Managers; and (ii) any other person, with respect to the Units.

Item 6.	PURPOSES OF THIS TENDER OFFER AND PLANS OR PROPOSALS.

(a)  The purpose of the Offer is to provide liquidity to Members that hold Units, as contemplated by and in accordance with the procedures set out in the Registration Statement and the LLC Agreement.

(b)  Units that are tendered to the Fund in connection with the Offer will be retired, although the Fund may issue Units from time to time in transactions not involving any public offering, conducted pursuant to Rule 506 of Regulation D under the Securities Act of 1933, as amended, in accordance with the LLC Agreement. The Fund currently expects that it will accept subscriptions for Units as of the first day of each month, but is under no obligation to do so, and may do so more frequently as determined by the Board of Managers.

(c)  None of the Fund, the Adviser or the Board of Managers or any person controlling the Fund, the Adviser or Board of Managers has any plans or proposals that relate to or would result in: (1) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (2) any purchase, sale or transfer of a material amount of assets of the Fund; (3) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (4) any change in any material term of the employment contract of any executive officer; (5) any other material change in the Fund’s corporate structure or business, including any plans or proposals to make any changes in its investment policies, for which a vote would be required by Section 13 of the 1940 Act; (6) the acquisition by any person of additional Units (other than the Fund’s intention to accept subscriptions for Units on the first day of each month and from time to time in the discretion of the Board of Managers), or the disposition of Units (other than through periodic purchase offers, including the Offer); or (7) any changes in the LLC Agreement or other governing instruments or other actions that could impede the acquisition of control of the Fund. Because Units are not traded in any market, Subsections (6), (7) and (8) of Regulation M-A ss. 229.1006(c) are not applicable to the Fund.

Item 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)  The Fund expects that the amount offered for the purchase of Units pursuant to the Offer, which will not exceed approximately 5.00% of the net assets of the Fund (unless the Fund elects to purchase a greater amount as described in Item 4(a)(1)(ix)), will be paid from one or more of the following sources: cash on hand, proceeds from the sale of securities held by the Fund, withdrawal proceeds from investment funds in which the Fund invests, or borrowings (as described in paragraph (d) below). Upon its acceptance of tendered Units for repurchase, the Fund will maintain daily, as an entry on its books, a distinct account consisting of (1) cash, (2) liquid securities, or (3) Units in specific investment funds in which the Fund invests (or any combination of them), in an amount equal to the aggregate estimated unpaid dollar amount of any Units tendered.

(b)  There are no material conditions to the financing of the transaction. There are currently no alternative financing plans or arrangements for the transaction.

(c)  Not applicable.

(d)  None of the Fund, the Adviser or the Board of Managers or any person controlling the Fund, the Adviser or Board of Managers has determined at this time to borrow funds to purchase Units tendered in connection with the Offer. Depending on the dollar amount of Units tendered and prevailing general economic and market conditions; the Fund, in its sole discretion, may decide to seek to borrow money to fund all or a portion of the purchase amount for Units, subject to compliance with applicable law. The Fund expects that the repayment of any amounts borrowed will be financed from additional funds contributed to the Fund by existing or new Members, from withdrawals of its capital from the investment funds in which it invests, or from proceeds of the sale of securities and portfolio assets held by the Fund.

Item 8.	INTEREST IN SECURITIES OF THE ISSUER.

(a)  Based on May 31, 2024 estimated values, Mr. Robert M. Collins, Manager and President of the Fund, beneficially owns $2,302,466 of Units (approximately 0.02% of all Units) in the Fund.

Based on May 31, 2024 estimated values, Mr. James F. Munsell, Manager of the Fund, beneficially owns $505,215 of Units (approximately 0.003% of all Units) in the Fund.

Based on May 31, 2024 estimated values, Lewis R. Hood, Jr., Manager of the Fund, beneficially owns $369,828 of Units (approximately 0.002% of all Units) in the Fund.

Based on May 31, 2024 estimated values, Stephen G. Ryan, Manager of the Fund, beneficially owns $261,780 of Units (approximately 0.002% of all Units) in the Fund.

b)  Other than the acceptance of subscriptions as of June 1, 2024, and July 1, 2024, and the Fund’s repurchase of Units from Members as of July 1, 2024, there have been no transactions involving Units that were affected during the past 60 days by the Fund, the Adviser, any member of the Board of Managers or any person controlling the Fund, the Adviser or Board of Managers.

Item 9.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

No persons have been directly or indirectly employed or retained or are to be compensated by the Fund to make solicitations or recommendations in connection with the Offer.

Item 10.	FINANCIAL STATEMENTS.

(a) (1)       The Fund commenced operations on July 1, 2009. Reference is made to the following financial statements of the Fund, which the Fund has prepared and furnished to Members pursuant to Rule 30e-l under the 1940 Act and filed with the Securities and Exchange Commission pursuant to Rule 30b2-1 under the 1940 Act, and which are incorporated by reference in their entirety for the purpose of filing this Schedule TO: Unaudited Financial Statements for the Period from July 1, 2009 (commencement of operations) to September 30, 2009, previously filed with the SEC on Form N-CSR on December 9, 2009; Audited Financial Statements for the Period Ended March 31, 2010, previously filed with the SEC on Form N-CSR on June 7, 2010; Unaudited Financial Statements for the Period Ended September 30, 2010, previously filed with the SEC on Form N-CSR on December 7, 2010; Audited Financial Statements for the Period Ended March 31, 2011, previously filed with the SEC on Form N-CSR on June 9, 2011; Unaudited Financial Statements for the Period Ended September 30, 2011, previously filed with the SEC on Form N-CSR on December 9, 2011; Audited Financial Statements for the Period Ended March 31, 2012, previously filed with the SEC on Form N-CSR on June 8, 2012; Unaudited Financial Statements for the Period Ended September 30, 2012, previously filed with the SEC on Form N-CSR on December 7, 2012; Audited Financial Statements for the Period Ended March 31, 2013, previously filed with the SEC on Form N-CSR on June 7, 2013; Unaudited Financial Statements for the Period Ended September 30, 2013, previously filed with the SEC on Form N-CSR on December 9, 2013; Audited Financial Statements for the Period Ended March 31, 2014, previously filed with the SEC on Form N-CSR on June 9, 2014; Unaudited Financial Statements for the Period Ended September 30, 2014, previously filed with the SEC on Form N-CSR on December 4, 2014; Audited Financial Statements for the Period Ended March 31, 2015, previously filed with the SEC on Form N-CSR on June 10, 2015; Unaudited Financial Statements for the Period Ended September 30, 2015, previously filed with the SEC on Form N-CSR on December 7, 2015; Audited Financial Statements for the Period Ended March 31, 2016, previously filed with the SEC on Form N-CSR on June 9, 2016; Unaudited Financial Statements for the Period Ended September 30, 2016, previously filed with the SEC on Form N-CSR on December 9, 2016; Audited Financial Statements for the Period Ended March 31, 2017, previously filed with the SEC on Form N-CSR on June 9, 2017, as affected by an amended Form N-CSR on June 23, 2017; Unaudited Financial Statements for the Period Ended September 30, 2017, previously filed with the SEC on Form N-CSR on December 5, 2017; Audited Financial Statements for the Period Ended March 31, 2018, previously filed with the SEC on Form N-CSR on June 8, 2018; Unaudited Financial Statements for the Period Ended September 30, 2018, previously filed with the SEC on Form N-CSR on December 7, 2018; Audited Financial Statements for the Period Ended March 31, 2019, previously filed with the SEC on Form N-CSR on June 7, 2019; Unaudited Financial Statements for the Period Ended September 30, 2019, previously filed with the SEC on Form N-CSR on December 2, 2019; Audited Financial Statements for the Period Ended March 31, 2020, previously filed with the SEC on Form N-CSR on June 5, 2020; Unaudited Financial Statements for the Period Ended September 30, 2020, previously filed with the SEC on Form N-CSR on December 2, 2020; Audited Financial Statements for the Period Ended March 31, 2021, previously filed with the SEC on Form N-CSR on June 4, 2021; Unaudited Financial Statements for the Period Ended September 30, 2021, previously filed with the SEC on Form N-CSR on November 29, 2021; Audited Financial Statements for the Period Ended March 31, 2022, previously filed with the SEC on Form N-CSR on June 7, 2022; Unaudited Financial Statements for the Period Ended September 30, 2022, previously filed with the SEC on Form N-CSR on December 6, 2022; Audited Financial Statements for the Period Ended March 31, 2023, previously filed with the SEC on Form N-CSR on June 9, 2023 Unaudited Financial Statements for the Period Ended September 30, 2023, previously filed with the SEC on Form N-CSR on December 7, 2023; and Audited Financial Statements for the Period Ended March 31, 2024, previously filed with the SEC on Form N-CSR on June 10, 2024.

(b)

(1)       The Fund is not required to and does not file quarterly unaudited financial statements under the Exchange Act. The Fund does not have earnings per share information.

(2)       Not applicable.

(3)       NAV per unit of Class A interest $7.9961 (5/31/2024). NAV per unit of Class I interest $8.3377 (5/31/2024).

(c)  The Fund’s assets will be reduced by the amount of the tendered Units that are purchased by the Fund. Thus, income relative to assets may be affected by the Offer.

Item 11.	ADDITIONAL INFORMATION.

(a)	(1) None.

(2) None.

(3) Not applicable.

(4) Not applicable.

(5) None.

(b)	Not applicable.

(c)	None.

Item 12.	EXHIBITS.

Reference is hereby made to the following exhibits, which collectively constitute the Offer to Members and are incorporated herein by reference:

A.	Cover Letter to Offer to Purchase and Letter of Transmittal.

B.	Offer to Purchase.

C.	Form of Letter of Transmittal.

D.	Form of Notice of Withdrawal of Tender.

E.	Forms of Letters from the Fund to Members in connection with the Fund’s acceptance of tenders of Units.

F.	Merrill Lynch Letter to Unit Holders.

G.	Form of Letter of Transmittal for Stifel Clients

Filing Fees: Calculation of Filing Fee Tables

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

PARTNERS GROUP PRIVATE EQUITY (MASTER FUND), LLC

By:	/s/ Robert M. Collins
Name: Robert M. Collins
Title: President

July 30, 2024

EXHIBIT INDEX

EXHIBITS

A	Cover Letter to Offer to Purchase and Letter of Transmittal.
B	Offer to Purchase.
C	Form of Letter of Transmittal.
D	Form of Notice of Withdrawal of Tender.
E	Forms of Letters from the Fund to Members in connection with the Fund’s acceptance of tenders of Units.
F	Merrill Lynch Letter to Unit Holders.
G	Form of Letter of Transmittal for Stifel Clients

Filing Fees: Calculation of Filing Fee Tables